

10030012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 19 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M & T Plaza
(No. and Street)

Buffalo	NY	14203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor 716-849-1470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

403 Main Street	Buffalo	NY	14203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

3/25

OATH OR AFFIRMATION

I, William R. Pictor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Co., Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

KAREN KELLER CHAMBERS
Notary Public, State of New York
Qualified in Erie County
Commission Expires Sept 27, 2013



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUBEE, COLLINS & CO., INC.

CONTENTS

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trubee, Collins & Co., Inc.

We have audited the accompanying statements of financial condition of Trubee, Collins & Co., Inc. as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trubee, Collins & Co., Inc. as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements of Trubee, Collins & Co., Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 15, 2010

www.lumsdencpa.com 403 Main St., Suite 430 · Buffalo, New York 14203 716-856-3300 · Fax 716-856-2524

Statements of Financial Condition

December 31,	2009	2008
Assets		
Cash	$ 189,250	$ 190,008
Receivables from brokers and dealers	343,436	317,487
Property and equipment, net (Note 2)	14,077	18,835
Prepaid expenses and other	60,667	58,212
	$ 607,430	$ 584,542
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 233,082	$ 181,401
Liabilities subordinated to claims of general creditors (Note 3)	26,000	26,000
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	10,216	10,216
Additional paid-in capital	418,056	418,056
Retained earnings	40,026	68,819
Treasury stock - 2,875 shares at cost	(119,950)	(119,950)
	348,348	377,141
	$ 607,430	$ 584,542

See accompanying notes.

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee, Collins & Co., Inc. (the Company) was organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

Customer Securities Transactions:

Customer securities transactions are recorded on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2010 (the date the financial statements were available to be issued).

Cash:

Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Investments:

When they exist, the Company's investments in marketable securities are classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published quotations in active markets.

The Company's investments also may include not readily marketable securities carried at estimated fair value.

Income Taxes:

Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. The Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Property and Equipment:

	2009	2008
Furniture and equipment	$ 153,769	$ 150,626
Less accumulated depreciation	139,692	131,791
	$ 14,077	$ 18,835

3. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond with a maturity date of December 31, 2011.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority and is available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 5).

4. Income Taxes:

Deferred income taxes on the balance sheets at December 31, 2009 and 2008 consist of the following included within accounts payable and accrued expenses:

	2009	2008
Assets	$ 8,000	$ 3,100
Liabilities	(10,500)	(12,300)
	$ (2,500)	$ (9,200)

At December 31, 2009, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $38,000 which expire in varying amounts through 2029. The Company believes it is no longer subject to examination by Federal and State taxing authorities for years prior to 2006.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 17a-5{a}), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 and 2008, the Company has net capital of $299,604 and $326,094, which was $49,604 and $76,094 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .78 to 1 and .56 to 1 at December 31, 2009 and 2008.

6. Leases:

The Company leases office space and certain office equipment pursuant to noncancelable operating leases. At December 31, 2009, future minimum rental payments due are:

2010	$ 103,500
2011	103,700
2012	103,100
2013	10,500
2014	200
	$ 321,000

7. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2009.

8. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

9. Stockholder Agreement:

Under the terms of an agreement with its stockholders, the Company has the option to purchase the shares held by that stockholder in the event of termination or death. If the Company's option is not exercised, the remaining stockholders must purchase the shares.

Supplementary Information
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital:	
Total stockholders' equity	**$ 348,348**
Additions:	
Allowable subordinated liabilities	**26,000**
Total available capital	**374,348**
Deductions:	
Non-allowable assets:	
Equipment, less accumulated depreciation	**14,077**
Investments not readily marketable	**-**
Prepaid expenses and other	**60,667**
	74,744
Tentative net capital	**299,604**
Haircuts:	
Equities	**-**
Money market funds	**-**
U.S. Government Agencies	**-**
	-
Net capital	**$ 299,604**
Aggregate indebtedness:	
Accounts payable and accrued expenses	**$ 233,082**
Computation of net capital requirement:	
Net capital	**$ 299,604**
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	**250,000**
Excess net capital	**$ 49,604**
Aggregate debt to net capital (allowable 15 to 1)	**.78 to 1**
Net capital, as reported in Company's Part II (unaudited) focus report	**$ 299,604**
Adjustments made subsequent to preparation of focus report:	
None	**-**
Net capital per above	**$ 299,604**

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Trubee, Collins & Co., Inc.

In planning and performing our audit of the financial statements and additional information of Trubee, Collins & Co., Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

www.lumsdencpa.com 403 Main St., Suite 430 · Buffalo, New York 14203 716-856-3300 · Fax 716-856-2524

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 15, 2010

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and
Supplemental Schedule
as of December 31, 2009
with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT